

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
Mr. William T. Camp
Executive Vice President and Chief Financial Officer
Washington Real Estate Investment Trust
6110 Executive Boulevard, Suite 800
Rockville, MD 20852

      Re: **Washington Real Estate Investment Trust**
                  Form 10-K for the year ended December 31, 2012
                  Filed February 27, 2013
                  File No. 1-06622

Dear Mr. Camp:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Daniel L. Gordon

                                  Daniel L. Gordon
                                  Branch Chief